

January 24, 2014

<u>Via E-mail</u>
Andrew B. Spence, CFO
Ameresco, Inc.
111 Speen Street, Suite 410
Framingham, Massachusetts 01701

      Re: Ameresco, Inc.
             June 30, 2013 Form 10-Q filed August 9, 2013
             December 31, 2012 Form 10-K filed March 18, 2013
             File No. 1-34811

Dear Mr. Spence:

      We have reviewed your response letter dated November 26, 2013, and have the following additional comments that should be addressed in your future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

<u>June 30, 2013 Statements of Cash Flows, page 9</u>

1. The Federal ESPC financing is comprised of agreements to sell the ESPC receivables related to certain energy savings performance contracts to third-party financial institutions. Ameresco uses the advances from the financial institutions under these agreements to finance the projects. Until recourse to Ameresco for the ESPC receivables transferred to the financial institution ceases upon final acceptance of the work by the government customer, Ameresco is the primary obligor for financing received. The transfers of receivables under these agreements do not qualify for sales accounting under ASC 860 until final customer acceptance of the work, so the advances from the financial institutions cannot be classified as operating cash flows (that is, ASC 230-10-45-16(a) is not applicable). Therefore, please classify all cash draws that you receive under these ESPC financing debt agreements as financing cash inflows. See ASC 230-10-45-14b. Also, the transfer of cash advances from the financial institutions into restricted cash accounts and the use of that cash to pay ESPC project costs should be classified as operating cash flows pursuant to ASC 230-10-45-16/17. In addition to disclosing the non-cash transfer of the ESPC receivables in satisfaction of the ESPC liabilities, please revise the presentation of cash flows under these arrangements for each year presented in your 2013 Form 10-K.   Please note the prior years' columns should be labeled in a manner that clearly communicates to readers that said amounts have been revised.

Further, please include a footnote that discloses the accounting changes and quantifies the impact on the previously reported subtotals. Similar disclosures should also be provided for the comparative 2013 periods included in your 2014 Forms 10-Q.

2. In your revised future Statements of Cash Flows, please carefully consider the appropriate classification of activity in the other restricted cash accounts included on the supplementally provided restricted cash roll-forward. Please supplementally summarize for us the amounts of any revisions you expect to make in the classification and presentation of changes in these other restricted cash accounts.

3. Please expand your liquidity disclosures in MD&A to inform readers that because of the manner in which the ESPC contracts are structured, your reported operating cash flows are materially impacted by the fact that they only reflect the ESPC contract expenditure outflows and do not reflect any inflows from the corresponding contract revenues.

You may contact Thomas D'Orazio at (202) 551-3825, Al Pavot at (202) 551-3738 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief